Filed by VPC Impact Acquisition Holdings

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: VPC Impact Acquisition Holdings

Commission File No. 001-39544

Date: April 1, 2021

The following is a press release issued by VPC Impact Acquisition Holdings on April 1, 2021:

VPC Impact Acquisition Holdings Announces

Filing of a Registration Statement on SEC Form S-4

in Connection with its Proposed Business Combination with Bakkt Holdings, LLC

CHICAGO – April 1, 2021 – VPC Impact Acquisition Holdings (NASDAQ: VIHAU, VIH and VIHAW) (“VIH”), announced today that it has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement of VIH in connection with the proposed Business Combination with Bakkt Holdings, LLC (“Bakkt”), a digital asset marketplace.

Upon the consummation of the proposed transaction, VIH will be renamed “Bakkt Holdings, Inc.” Bakkt Holdings, Inc. is anticipated to become a NYSE-listed public company trading under the ticker symbol “BKKT.”

The Business Combination, which was announced on January 11, 2021, has been unanimously approved by the VIH Board of Directors and is expected to close in the second quarter of 2021, subject to VIH shareholder approval, the Registration Statement being declared effective by the SEC, and other regulatory and customary closing conditions.

PJ Solomon is serving as financial advisor and Shearman & Sterling is serving as legal advisor to Bakkt. Jefferies and Citigroup are serving as financial and capital markets advisors to VIH. White & Case LLP is serving as legal advisor to VIH.

About VPC Impact Acquisition Holdings

VPC Impact Acquisition Holdings’ sponsor is an affiliate of Victory Park Capital, a global investment firm with a long track record of executing debt and equity financing transactions with some of the largest global Fintech companies. The firm was founded in 2007 and is headquartered in Chicago with additional resources in New York, Los Angeles and San Francisco. Victory Park Capital is privately held and a Registered Investment Advisor with the SEC.

About Bakkt

Bakkt is a trusted digital asset marketplace that enables institutions and consumers to buy, sell, store and spend digital assets. Bakkt’s retail platform, now widely available through the new Bakkt App, will amplify consumer spending, reduce traditional payment costs and bolster loyalty programs, adding value for all key stakeholders within the payments and digital assets ecosystem. Launched in 2018 by Intercontinental Exchange, Inc., Bakkt is headquartered in Atlanta, GA. For more information, visit: https://www.bakkt.com/

Additional Information and Where to Find It

In connection with the Business Combination, VIH has filed a Registration Statement on Form S-4 (the “Form S-4”) with the SEC which includes a prospectus with respect to changing VIH’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware, and a proxy statement with respect to VIH’s stockholder meeting at which VIH stockholders will be asked to vote on the proposed Business Combination. VIH and Bakkt urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of VIH as of a record date to be established for voting on the Business Combination. VIH’s shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from VIH upon written request to VIH by emailing vihinfo@victoryparkcapital.com or by directing a request to VIH’s secretary at c/o Victory Park Capital Advisors, LLC, 150 North Riverside Plaza, Suite 5200, Chicago, IL 60606.

Participants in Solicitation

VIH, Bakkt and their respective directors, managers, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VIH stockholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to VIH’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available. Information concerning the interests of VIH and Bakkt’s participants in the solicitation, which may, in some cases, be different than those of VIH and Bakkt’s equity holders generally, is also set forth in the proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the Business Combination when available.

Non-Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Bakkt’s industry and market sizes, future opportunities for VIH, Bakkt and the combined company, VIH’s and Bakkt’s estimated future results and the Business Combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Business Combination. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in VIH’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) inability to meet the closing conditions to the Business Combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (ii) the inability to complete the Business Combination due to the failure to obtain approval of VIH’s shareholders or Bakkt’s members, the failure to achieve the minimum amount of cash available following any redemptions by VIH’s shareholders or the failure to meet the national stock exchange’s listing standards in connection with the consummation of the Business Combination; (iii) costs related to the Business Combination; (iv) a delay or failure to realize the expected benefits from the Business Combination; (v) risks related to disruption of management time from ongoing business operations due to the Business Combination; (vi) the impact of the ongoing COVID-19 pandemic; (vii) changes in the markets in which Bakkt competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (viii) changes in the markets that Bakkt targets; (ix) risk that Bakkt may not be able to execute its growth strategies, including identifying and executing acquisitions; (x) risks relating to data security; and (xi) risk that Bakkt may not be able to develop and maintain effective internal controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of VIH’s final prospectus dated September 22, 2020 relating to its initial public offering, the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by VIH from time to time with the SEC. These filings identify and address, or will identify and address, other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about VIH and Bakkt or the date of such information in the case of information from persons other than VIH or Bakkt, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Bakkt’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Contacts

For Bakkt:

Investors

BakktIR@edelman.com

Media

Rachel Ford

rachel.ford@bakkt.com

For VIH:

Investors

vihinfo@victoryparkcapital.com

Media

Julia Fisher (Sahin)

Julia.Fisher@edelman.com

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